EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Three Months Ended
	2002	2003	2004	2005	2006	3/31/2007	3/31/2007
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$118,460	$142,199	$127,417	$114,341	$138,289	$124,440	$13,068
Fixed Charges (as below)	60,529	67,012	58,094	55,808	63,242	66,983	18,591
Total Earnings	$178,989	$209,211	$185,511	$170,149	$201,531	$191,423	$31,659

FIXED CHARGES
Interest Expense	$59,168	$64,105	$54,261	$50,089	$55,213	$57,932	$15,490
Credit for Allowance for Borrowed Funds Used During Construction	549	608	312	1,198	2,208	3,230	1,646
Trust Dividends	(268)	(201)	(179)	(179)	(179)	(179)	(45)
Estimated Interest Element in Lease Rentals	1,080	2,500	3,700	4,700	6,000	6,000	1,500
Total Fixed Charges	$60,529	$67,012	$58,094	$55,808	$63,242	$66,983	$18,591

Ratio of Earnings to Fixed Charges	2.95	3.12	3.19	3.04	3.18	2.85	1.70